The Law Firm of

Christen Lambert

15 Kinsey Court— Durham, North Carolina 27705— Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

July 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:      The Pocket Shot Company

Registration Statement on Form S-1

Filed June 16, 2016

File No. 333-212055

Mr. Link:

Below are our responses to the comments made regarding The Pocket Shot Company's Registration Statement in a letter dated July 13, 2016.

General

1.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

ANSWER: The Company does not have any written communications or materials that are presented to potential investors, either by the Company or any authorized individuals.

Prospectus Cover Page

2.      You state that "[t]hree million, five hundred sixteen thousand, six hundred and fifty- seven (4,634,657) shares of common stock are being registered for sale on behalf of selling shareholders." Please revise to reconcile these numbers.

ANSWER: Please see the edited language on the prospectus cover page.

3.      We note the statement that "[o]ur selling security holders may sell at a fixed price of $0.10 per share until our common stock is quoted on the OTC Pink, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market." Please note that being quoted on the OTC Pink does not satisfy the requirement that there is an established public trading market in order to be able to offer these selling shareholder shares at prevailing market prices or privately negotiated prices. Please revise your disclosure as appropriate.

ANSWER: Based on previous conversations with the SEC staff, we have added language to the prospectus cover page that is also present throughout the S-1 to clarify that the selling security holder must sell at the fixed price until a market develops for the stock.

Risk Factors, page 10

4.      Please add a risk factor regarding the going concern raised by your auditors.

ANSWER: A risk factor has been added and can be found on page 13.

We believe investors should consider certain negative aspects of our operations, page [1]7

5.      Please revise to address the negative aspects of your operations that investors should consider.

ANSWER: The heading has been revised to make it clear that the subcategories (Government Regulations, Nature of our Business, General Economic and Other Conditions, and Legal Proceedings) are the negative aspects for consideration.

Rule 144 sales in the future may have a depressive effect on our stock price, page 18

6.      We note your statement that "we are registering all of our outstanding shares so officers, directors and affiliates will be able to sell their shares if this Registration Statement becomes effective." We note that you are registering 4,634,657 shares and that as of April 26, 2016 you had 6,458,657 shares outstanding. Please revise your disclosure as appropriate.

ANSWER: The statement has been amended to make it clear that we are not registering all of our outstanding shares.

Plan of Distribution, page 26

7.      Please revise to reconcile your statement "the selling stockholders, who may be deemed to be underwriters" in the second paragraph in this section with the statement in the third paragraph that "our selling shareholders are deemed underwriters in this offering."

ANSWER: The first statement has been reconciled with the second.

Market for Common Equity and Related Stockholder Matters, page 40

8.      We note you statement that "we intend to apply to have the common stock quoted on the OTC Bulletin Board immediately after this registration statement become effective." We also note that you indicate on the cover page and elsewhere that you intend to have your common stock quoted on the OTC Pink. Please revise to reconcile your statements as appropriate.

ANSWER: The reference to OTC Bulletin Board has been amended on page 40 to state OTC Pink.

Financial Statements Income Statements, pages F-3 and F-12

9.      Please revise to disclose your basic and diluted earnings per share on the face of your income statement for each period presented. Refer to the guidance in ASC 260-10-45-2. The notes to your audited and interim financial statements should also be revised to include the disclosures outlined in ASC 260-10-50-1, as applicable.

ANSWER: The income statements and notes for both periods have been revised accordingly

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

10.  We note your disclosure refers to the safe harbor protections for forward-looking statements contained in "the Private Securities Litigation Reform Act of 1995." You do not appear to be eligible to rely on the safe harbor provided by the PSLRA as the provisions do not apply to initial public offerings. Please revise your filing accordingly.

ANSWER: The statement has been revised on page 43.

Liquidity, page 45

11.  Please revise to indicate the right amount of working capital as of March 31, 2016.

ANSWER: The working capital for March 31, 2016 has been corrected from $22,602 to $222,602 on page 44.

Directors and Executive Officers, page 49

12.  Briefly describe the business experience during the past five years of Messrs. Bachmann and Gregarek, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. See Item 401(e) of Regulation S-K.

ANSWER: Minor changes were made to the biographies of Messrs. Bachmann and Gregarek on pages 49 and 50 to clearly reflect the requested information.

Compensation Employment Agreements with Officers and Directors of Our Company, page 52

13.  We note you indicate in footnote 1 that Mr. Bachmann is paid $3,000 per month as consulting fees. We also note that your Summary Compensation Table on page 51 indicates that Mr. Bachmann received $26,000 in salary for the fiscal year ended 2015. Please advise us or revise your disclosure as appropriate.

ANSWER: Upon review of this comment, the Company realized a discrepancy between the figures provided for related party compensation and corrected the $26,000 to $27,300 for consistency throughout. Beginning in 2016, Mr. Bachmann's compensation increased from $27,300 to $36,000. The footnote has been clarified on page 53.

Certain Relationships, Related Transactions, Promoters and Control Persons, page 54

14.  Please provide the related party transaction disclosure required by Item 404(c) and (d) of Regulation S-K for the period set forth in Instruction 1 to Item 404. Include, as applicable, the related party transactions in your financial statement footnotes. Also file as exhibits any agreements required by Item 601(b)(10)(ii)(A) of Regulation S-K.

ANSWER: We have added a subheading regarding consulting services provided by Mr. Bachmann to the section (see page 55), as well as the amounts of the royalty expenses for the license with Mr. Bachmann. The related party transactions were previously provided in the Note 3 to the financial statements for both March 31, 2016 and December 31, 2015. The royalty agreement with Mr. Bachmann was previously filed, and will be updated with the correct signed version of the agreement. There are no other related party transactions or agreements, other than what is listed.

Signatures, page 61

15.  Please have the registration statement signed by your principal financial and principal accounting officers. See Instruction to Signatures on Form S-1. Please also indicate the capacity of principal executive officer for Mr. Jarrold Bachmann in that person ́s individual capacity in the second signature block.

ANSWER: The signature block has been amended.

Exhibits

16.  We note a number of agreements that were filed but not executed. Please file the executed agreements.

ANSWER: The agreements have been updated to reflect the executed agreements.

17.  Please file the agreements with Amcor and Packaging Arts or advise us why they do not need to be filed as exhibits to the registration statement.

ANSWER: The Company does not have agreements with Amcor or with Packaging Arts, as they operate on an invoiced basis.

Exhibit 23.2

18.  Please make arrangements with your auditors for them to revise their consent to refer to the correct date of their audit report.

ANSWER: The consent has been revised accordingly.

We hope these revisions satisfy your comments.

                                                                                    Sincerely,

                                                                                    /s/ Christen P. Lambert

                                                                                    Christen P. Lambert